Exhibit 1
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For Immediate Release                                               16 July 2009


                                 WPP PLC ("WPP")

          Added Value acquires majority stake in Saffron Hill Research in Singapore and the Philippines


WPP announces that its wholly-owned operating company Added Value, the brand development and marketing insight network, has agreed to acquire, subject to regulatory approvals, a 51% stake in each of Saffron Hill Research Pte Ltd and Saffron Hill Philippines, Inc. ("Saffron Hill"), leading research houses in Singapore and the Philippines.

Founded in 2001, Saffron Hill employs 38 people and clients include BAT, Epson, Johnson & Johnson, Microsoft, Nokia and Singtel.

Saffron Hill's unaudited revenues for the year ended 31 December 2008 were S$4.4 million, with gross assets at the same date of S$1.4 million.

This investment continues WPP's strategy of developing its networks in fast growing markets and sectors. The region of Asia Pacific is widely tipped to lead the recovery of the global economy and the Philippines has been identified by Goldman Sachs as one of the `Next 11' world economies to watch. As well as new markets, a key focus of WPP's strategy is consumer insight, a sector of increasing importance to clients. This investment further strengthens the Group's capabilities in this sector.


Contact:
Feona McEwan, WPP       T+44 (0)20 7408 2204
www.wpp.com
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